SAXON OIL COMPANY

June 25, 2002

Mr. Bill O. Wood
Sovereign Chief Ventures Ltd.
333 Cedar Street, Suite 300
Abilene, Texas 79601

Re: Brown #1
W. Texarkana Prospect
Bowie County, Texas

Dear Bill:

You have previously been furnished certain information regarding the referenced prospect.

Saxon Oil Company (Saxon) is willing to assign to Sovereign Chief Ventures, Ltd. (Sovereign) 5% of the working interest in this prospect. Sovereign agrees to pay Saxon $30,000 for the 5% working interest which will cover the cost of leases and before casing point costs as provided in the enclosed AFE.

You will be billed directly by the operator, Weiser-Brown Operating Company, Inc. (Weiser-Brown) for 5% of all drilling cost overruns, completion expense and lease operating expenses. You will be furnished a copy of AAPL Form 610 Operating Agreement for your signature. A copy of said Operating Agreement is enclosed. An assignment of 5% working interest to Sovereign will be made from Dynamic of Texas, Inc. (Dynamic) the originator of this prospect.

It is understood that after Sovereign has recovered all of its cost of drilling, completion and operating costs, Saxon will be assigned 10% of Sovereign's interest (10% of 5% = .5%) in the leases and wells.

If this is agreeable to Sovereign, please sign one copy of this letter and return to Saxon within 10 days. You should also include your check for $30,000.00.

Agreed this 30th day of June, 2002

Bill O. Wood

Bill O. Wood
Sovereign Chief Ventures, Ltd.